NEWS RELEASE

Birch Mountain Reports Positive Calcining Tests

CALGARY, March 7, 2003 - Birch Mountain Resources Ltd. (BMD:TSX Venture Exchange and BHMNF:OTC BB) ("Birch Mountain") is exploring its Athabasca mineral permits and leases in northeastern Alberta for precious metals and industrial minerals while continuing to develop its patented technology for recovery of natural nanoparticulate metals. Birch Mountain's strategy is to develop the industrial mineral potential of its Athabasca properties to provide value to shareholders and sustain its precious metal exploration and technology operations.

The Industrial Minerals Division has received results from the previously announced limestone test program. The calcining test results show that limestone from the Middle Quarry Unit ("MQU") and a near-surface unit can be calcined successfully to produce a quicklime product. Discussions with oil sands companies in the region have been initiated to determine market interest for locally produced quicklime. Birch Mountain is preparing an environmental impact assessment for a limestone aggregate operation within the area of the proposed quarry announced on October 3, 2002, and is examining opportunities to develop a dual purpose quarry to supply aggregate and quicklime to the local market.

Core samples from the six hole drill program completed in early 2003, and from one hole drilled in 1996, were prepared by Birch Mountain personnel and submitted for whole rock geochemical analyses and/or calcining tests. A map showing locations of the 1996 and 2002-2003 drill holes is available on the Birch Mountain website. The target Middle Quarry Unit ("MQU") was intersected in all holes, with an average thickness of 4.44 m.

Whole rock geochemical analyses indicate that the MQU is a high calcium limestone. The average calcium carbonate content is 95.15%, excluding one hole where the MQU immediately underlies the pre-Cretaceous unconformity and alteration has reduced its calcium carbonate content. The geochemical data also confirm the presence of other potentially calcinable limestone units. Whole rock analyses were performed by Acme Analytical Laboratories Ltd. (ISO 9002 accredited), North Vancouver, British Columbia, using their Group 4A analytical method. Replicate analyses were run and varied within an acceptable range.

Calcining tests were completed on MQU core from three drill holes – one from 1996 and two from the recent drill program (not four drill holes as announced on January 27, 2003). The tests were completed successfully resulting in an average lime (calcium oxide) content of 93.29%. The calcining tests were carried out in the research laboratory of kiln manufacturer FFE Minerals USA Inc. ("FFE"), Bethlehem, Pennsylvania. FFE concluded that the limestone was "....a fairly high grade limestone, which can be characterized as an easy-normal burning limestone." Slaking tests indicated that, "The calcined product has very good reactivity characteristics." FFE noted that the limestone, "....was of low-normal hardness index [....] and [produced] a very soft lime product, as would be expected." Individual results were as follows:

Drill Hole	BM96-4	BM02-4	BM02-5	Average
Calcium Oxide (%)	93.35	93.83	92.68	93.29

FFE also conducted one additional calcining test of a near-surface limestone unit, yielding a lime product containing 90.65 % calcium oxide.

Birch Mountain is an exploration stage junior mining company with three operating divisions: Mineral Technology, Mineral Exploration and Industrial Minerals. Birch Mountain's technical divisions operate under the direction of Hugh J. Abercrombie, Ph.D., P.Geol., Vice President, Exploration, who is identified as the qualified person in accordance with National Instrument 43-101.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Douglas Rowe, President & CEO or
Don Dabbs, Vice President & CFO
Birch Mountain Resources Ltd.
Tel 403.262.1838 Fax 403.263.9888
 www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.freeedgar.com.

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